Conversion Report

Previous versions of the SEC's system would not accept an address for a Reporting Person, however the new system (8.6) does. If you enter an address for your Reporting Person it will be transmitted as part of your filing. If you leave the address blank, the SEC will use the address that was submitted with Form ID.

The State portion of the Reporting Person's address must now be chosen from a preset list. Review this information to ensure that the correct state code is selected.

Previous versions of the SEC's system could not differentiate between transactions and holdings, however the new system (8.6) allows you to indicate for each row in Table I and II, whether the row is a transaction or holding. All the rows on this form are initially marked as a transaction; you should review the tables and indicate holdings where appropriate.
Note: Most of the workarounds which were necessary to report holdings in previous versions of EDGAR have now been fixed. Review the Users Guide for more information.

Your form has been converted. We recommend that you save this form with a different name than the original in case you need to access the form in its original format later.